UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION

STATEMENT UNDER SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 6)

Lincare Holdings Inc.

(Name of Subject Company)

Lincare Holdings Inc.

(Names of Persons Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

532791100

(CUSIP Number of Class of Securities)

John P. Byrnes

Chief Executive Officer

Lincare Holdings Inc.

19387 US 19 North

Clearwater, Florida 33764

(727) 530-7700

With copies to:

Michael J. Aiello

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, NY 10153

(212) 310-8000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 6 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Statement”) originally filed with the U.S. Securities and Exchange Commission (the “SEC”) by Lincare Holdings Inc., a Delaware corporation (the “Company”). The Statement relates to the tender offer by Linde US Inc., a Delaware corporation (the “Purchaser”), and a wholly owned indirect subsidiary of Linde AG, a stock corporation organized under the laws of Germany (“Parent”), to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share, of the Company at a purchase price of $41.50 per share, subject to any required withholding of taxes, net to the seller in cash and without interest thereon, on the terms and subject to the conditions provided for in the Offer to Purchase, dated July 11, 2012, and in the related Letter of Transmittal, copies of which are attached to the Tender Offer Statement on Schedule TO filed by Purchaser and Parent with the SEC on July 11, 2012.

Except as otherwise set forth below, the information set forth in the original Statement remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Statement.

ITEM 8.	ADDITIONAL INFORMATION

Item 8, “Additional Information,” is hereby amended and supplemented by adding the following paragraphs thereto:

“Final Results of the Offer and Completion of the Merger.

The Depositary has advised Purchaser that a total of 77,797,198 Shares were validly tendered and not withdrawn pursuant to the Offer, representing approximately 88.85% of the Shares outstanding. All Shares that were validly tendered and not withdrawn pursuant to the Offer have been accepted for payment.

On August 13, 2012, Parent consummated the Merger pursuant to the terms of the Merger Agreement. Purchaser merged with and into the Company with the Company continuing as the surviving corporation as a wholly owned indirect subsidiary of Parent. In order to accomplish the Merger as a short-form merger, Purchaser exercised the Top-Up Option pursuant to the Merger Agreement, which permitted Purchaser to purchase additional Shares directly from the Company for $41.50 per Share, which is the same amount per Share that was paid in the Offer. Pursuant to the Merger Agreement, at the Effective Time, each Share issued and outstanding immediately prior to the Effective Time was converted into the right to receive $41.50 in cash, subject to any required withholding of taxes and without any interest thereon, which is the same amount per Share that was paid in the Offer, except for (i) Shares owned by Parent or Purchaser and Shares owned by the Company as treasury stock, which were cancelled and ceased to exist, (ii) Shares owned by a subsidiary of the Company or a subsidiary of Parent (other than Purchaser), which were converted into and became shares of common stock of the surviving corporation, and (iii) Shares owned by the Company’s stockholders who properly demand appraisal of their Shares pursuant to the DGCL. The Shares will no longer be listed on the NASDAQ Global Select Market. Pursuant to the terms of the Merger Agreement, on August 13, 2012, the directors of Purchaser immediately prior to the Effective Time became the directors of the Company following the Merger.”

ITEM 9.	EXHIBITS.

Item 9, “Exhibits,” is hereby amended and supplemented by inserting the following exhibit thereto:

Exhibit No.	Description
(a)(17)	Joint Press Release issued by Lincare Holdings Inc. and Linde AG on August 13, 2012.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LINCARE HOLDINGS INC.

Dated: August 13, 2012	By:	/S/ PAUL G. GABOS

	Name:	Paul G. Gabos
	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description
(a)(17)	Joint Press Release issued by Lincare Holdings Inc. and Linde AG on August 13, 2012.

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